UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The GaMee Transaction and Associated Arrangements

The Sale and Purchase Agreement

On March 19, 2026, AlphaTON Capital Corp (the “Company”) entered into a sale and purchase agreement (the “SPA”) with Animoca Brands Limited (“Animoca Brands”) to acquire a 60% controlling equity interest in Ga Mee Global Limited (“GaMee Global”), a wholly owned subsidiary of Animoca Brands, and certain digital tokens (the “GaMee Transaction”). Animoca Brands, prior to closing, will conduct a reorganization to transfer 100% of the equity of Gamee Limited, a company incorporated in the United Kingdom (the “UK Company”) to GaMee Global. The UK Company owns the entire equity in Gamee Mobile s.r.o., a company incorporated under the laws of the Czech Republic (the “Czech Company” and together with GaMee Global and the UK Company, “GaMee”).

Under the terms of the SPA, at the closing of the GaMee Transaction (“Completion”), the Company has agreed to pay total upfront consideration of $3.5 million (the “Completion Consideration”), comprised of: (i) $1.5 million in cash, and (ii) $2.0 million in equity consideration in the Company, valued at $1.00 per share. The equity portion of the Completion Consideration under subparagraph (ii) is structured as a combination of ordinary shares of the Company (“Ordinary Shares”) and pre-funded warrants exercisable for Ordinary Shares (“Pre-Funded Warrants”). Specifically, at Completion, Animoca Brands will receive: (i) 99,800 Ordinary Shares, and (ii) Pre-Funded Warrants exercisable for 1,900,200 Ordinary Shares, representing the balance of the equity portion of the Completion Consideration.

The Pre-Funded Warrants will be exercisable at any time and from time to time on or after the original issue date. Animoca Brands (or its designated entity) will not have the right to exercise any portion of its Pre-Funded Warrants if such holder, together with its affiliates, would beneficially own in excess of 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

In addition to the Completion Consideration, the Company may also pay to Animoca Brands up to two earn-out payments. The earn-out payments are contingent on GaMee’s EBITDA achieving agreed amounts. “GaMee’s EBITDA” is defined as its net income plus, without duplication and to the extent already deducted (and not added back) in arriving at that net income, the sum of the following amounts, in each case, during any measurement period: (a) total interest expense, net of interest income; (b) provision for taxes based on income or profits, including federal, foreign, and state taxes paid or accrued during that measurement period; and (c) depreciation and amortization including any non-cash impairment charges. The first earn-out period covers the 12-month period following Completion and provides for a maximum earn-out payment of $3.5 million, payable if GaMee’s EBITDA equals or exceeds $1.2 million (the “First Earn-Out Payment”). Where the First Earn-Out Payment equals $3.5 million, it is payable as: (i) $2 million in cash, and (ii) $1.5 million in equity in the Company, consisting of 1 million Ordinary Shares valued at $1.50 per share (payable as Ordinary Shares or Pre-Funded Warrants, at Animoca Brand’s election). If the First Earn-Out Payment is less than $3.5 million because GaMee’s EBITDA is less than $1.2 million, the cash and equity components are reduced proportionally (the cash component must always equal 4/7 of the total First Earn-Out Payment and the equity component must always equal 3/7 of the total First Earn-Out Payment).

The second earn-out period covers the subsequent 12-month period and provides for a maximum earn-out payment of $4.0 million, payable if GaMee’s EBITDA equals or exceeds $1.6 million (the “Second Earn-Out Payment” and together with the First Earn-Out Payment, the “Earn-Out Payments”). Where the Second Earn-Out Payment equals $4 million, it is payable as: (i) $2 million in cash, and (ii) $2 million in equity in the Company, consisting of 1 million Ordinary Shares valued at $2.00 per share (payable as Ordinary Shares or Pre-Funded Warrants, at Animoca Brand’s election). If the Second Earn-Out Payment is less than $4 million because GaMee’s EBITDA is less than $1.6 million, the cash and equity components are reduced proportionally (the cash component must always equal 1/2 of the total Second Earn-Out Payment and the equity component must always equal 1/2 of the total Second Earn-Out Payment).

The number of Ordinary Shares and Pre-Funded Warrants comprising the Earn-Out Payments (if applicable) and related calculations will be automatically equitably adjusted to account for share splits, dividends, recapitalizations, or similar changes occurring after signing of the SPA and before the Second Earn-Out Payment. The Earn-Out Payments will be initially calculated by the Company and subject to a review and dispute process with Animoca Brands. The Company will make the relevant Earn-Out Payment within the agreed business day period following the finalization of that process to Animoca Brands or its designee.

The Ordinary Shares and the Pre-Funded Warrants issuable in connection with the GaMee Transaction will be sold and issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to an accredited investor.

The Company is also required under the SPA to purchase $2.0 million in GaMee tokens on the open market within 90 days of the closing of the GaMee Transaction.

The SPA will be automatically terminated if Completion has not occurred within three months of the execution date, subject to extension by mutual agreement. The SPA may also be terminated under customary circumstances, including for material breach, failure of a closing condition, or the issuance of a final non-appealable order prohibiting the GaMee Transaction. Completion of the GaMee Transaction is subject to customary closing conditions, including completion of the GaMee reorganization, receipt of required approvals, and the accuracy of representations and warranties. The SPA includes customary representations and warranties and post-closing obligations.

Shareholders Agreement

At Completion, the Company will enter into a shareholders agreement (the “Shareholders Agreement”) with Animoca Brands and GaMee Global governing the ownership and management of GaMee. The Shareholders Agreement will regulate the relationship among the GaMee Global shareholders following the GaMee Transaction and establish a governance framework, shareholder rights and restrictions.

The Shareholders Agreement provides for a three-member board of directors of GaMee Global, with the Company entitled to nominate two members as long as it holds at least 50% of the total share capital of GaMee Global, and Animoca Brands entitled to nominate one member as long as it holds at least 30% of the total share capital of GaMee Global. The Shareholders Agreement contains quorum and approval requirements for board and shareholder meetings and establishes approval mechanics for board and shareholder actions.

Certain matters designated as “Board Reserved Matters” require not only board approval but also the approval of at least one Animoca Brands-nominated director. These reserved matters include material changes to the nature of the business, material acquisitions or dispositions, entrance into material contracts, any borrowing or incurrence of debt or liability, and the initiation or settlement of material legal proceedings. In addition, specified “Shareholder Reserved Matters” require the approval of Animoca Brands, including amendments to GaMee’s constitutional documents, any increase in the issued share capital, issuances of new shares, and liquidation or winding-up actions.

The Shareholders Agreement also includes customary pre-emptive rights, restrictions on transfers of shares, rights of first refusal with respect to any shareholder proposing to transfer any shares to a third party, tag-along rights, drag-along rights, and information rights. Transfers are prohibited except in accordance with the Shareholders Agreement or articles of GaMee Global, and any transferee must execute a deed of adherence. Subject to limited exceptions for transfers to affiliates, shareholders are required to comply with rights of first refusal in favor of the non-selling shareholder. If a shareholder proposes to sell shares to a third party, the non-selling shareholder has the right to purchase all of the offered shares on the same terms. If the right of first refusal is not exercised, the selling shareholder may proceed with the third-party sale, subject to timing and pricing restrictions.

Strategic Alliance Agreement

Concurrent with the execution of the SPA, the Company entered into a five-year strategic alliance agreement (the “Strategic Alliance Agreement”) with Animoca Brands to collaborate on strategic marketing, partnership, and ecosystem-development initiatives in support of the growth of GMEE, TON and WAT tokens and of Animoca Brands’ portfolio companies. The Company and Animoca Brands will establish a joint working group composed of an equal number of representatives. Decisions of the working group require majority approval and at least one representative from each of the Company and Animoca Brands must consent. The Strategic Alliance Agreement does not contemplate a minimum financial commitment, and a specific collaboration would need to be reflected in a separate agreement.

Standstill Agreement

Concurrent with the execution of the SPA, the Company entered into a standstill agreement (the “Standstill Agreement”) that restricts for two years Animoca Brands and Mr. Yat Siu (the Executive Chairman of Animoca Brands) from acquiring additional securities of the Company (subject to limited exceptions), any acquisition of material assets, indebtedness or business of the Company, participating in any tender offer or exchange offer, merger or other business combination involving the Company, any recapitalization, restructuring or similar or other extraordinary transaction regarding the Company, soliciting proxies, forming a shareholder group, or seeking to control or otherwise influence the board of the Company.

The foregoing descriptions of the SPA, the Pre-Funded Warrant, the Shareholders Agreement, the Strategic Alliance Agreement, and the Standstill Agreement are not complete and are qualified in their entirety by reference to the full text of the SPA, form of Pre-Funded Warrant, form of Shareholders Agreement, the Strategic Alliance Agreement, and the Standstill Agreement, which are attached hereto as Exhibit 10.1, 10.2, 10.3, 10.4 and 10.5, respectively.

Side Letters

As previously disclosed, in connection with the Company’s September 2025 private placement financing (the “Sept. 2025 Private Placement Financing”), the Company entered into certain side letter agreements (each, a “Side Letter”) with certain investors in the Sept. 2025 Private Placement Financing. Each Side Letter granted an irrevocable right and option to such investor to require the Company to repurchase all the Ordinary Shares of the Company received by such investor in the Sept. 2025 Private Placement Financing in exchange for the consideration initially provided by such investor to the Company (the “Put Option”). The period in which the Put Option may be exercised varies from six to twelve months, depending on the investor, after the September 25, 2025 closing of the Sept. 2025 Private Placement Financing. In connection with the GaMee Transaction, two of the Side Letters which provided a Put Option to affiliates of Mr. Yat Siu were amended to (i) extend the period in which the Put Option may be exercised until June 30, 2026 and (ii) allow for a partial exercise of the Put Option.

Financial Statements

The audited financial statements of GaMee Global for the year ended December 31, 2024, together with the notes thereto and the auditor’s report thereon, is attached hereto as Exhibit 99.1.

The audited financial statements of GaMee Global for the year ended December 31, 2023, together with the notes thereto and the auditor’s report thereon, is attached hereto as Exhibit 99.2.

The audited financial statements of the Czech Company for the year ended December 31, 2024, together with the notes thereto and the auditor’s report thereon, is attached hereto as Exhibit 99.3.

The audited financial statements of the Czech Company for the year ended December 31, 2023, together with the notes thereto and the auditor’s report thereon, is attached hereto as Exhibit 99.4.

The unaudited pro forma condensed combined balance sheet of the Company, giving effect to the GaMee Transaction, as of September 30, 2025 and the unaudited pro forma condensed combined statements of comprehensive loss of the Company for the six months ended September 30, 2025 and for the year ended March 31, 2025, together with the notes thereto, are attached hereto as Exhibit 99.5.

Press Release

On March 19, 2026, the Company issued a press release entitled “AlphaTON Capital Acquires Controlling Interest in GAMEE, Adding 119 Million Users to its Telegram Ecosystem Portfolio”. A copy of the press release is attached hereto as Exhibit 99.6.

Forward-Looking Statements

All statements in this Form 6-K, other than statements of historical facts, including without limitation, statements regarding the Company’s plans and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. Forward-looking statements in this Form 6-K include statements concerning, among other things, the Company’s plans to close the transactions; the Company’s expectations that Animoca Brands, prior to Completion, will conduct a reorganization to transfer 100% of the equity of the UK Company to GaMee Global; the Company’s plans to issue Ordinary Shares and Pre-Funded Warrants at Completion and pursuant to the Earn-Out Payments, and the expected timing thereof; the Company’s plans to enter into the Shareholders Agreement at Completion; the Company’s plans to establish a joint working group pursuant to the Strategic Alliance Agreement; and other statements that are not historical fact. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the risk that the proposed transactions may not be completed in a timely manner or at all, the possibility that various closing conditions for the transactions may not be satisfied or waived, the occurrence of any event, change or other circumstance that could give rise to the termination of the agreements, the Company’s reliance on third parties, the operational strategy of the Company, the Company’s executive management team, risks from Telegram’s platform and ecosystem, the potential impact of markets and other general economic conditions, and other factors set forth in “Item 3 – Key Information – Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 and included in the Company’s Form 6-Ks filed with the Securities and Exchange Commission on September 3, 2025 and January 13, 2026. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this Form 6-K are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Exhibits

Exhibit No.	Description
10.1+*	Sale and Purchase Agreement, dated March 19, 2026, by and between AlphaTON Capital Corp and Animoca Brands Limited.
10.2	Form of Pre-Funded Warrant.
10.3	Form of Shareholders Agreement by and between AlphaTON Capital Corp, Animoca Brands Limited and Ga Mee Global Limited.
10.4	Strategic Alliance Agreement, dated March 19, 2026, by and between AlphaTON Capital Corp and Animoca Brands Limited.
10.5	Standstill Agreement, dated March 19, 2026, by and between AlphaTON Capital Corp, Animoca Brands Limited and Mr. Yat Siu.
23.1	Consent of OOP CPA & Co.
23.2	Consent of TPA Audit s.r.o.
99.1	Audited Financial Information of Ga Mee Global Limited for the year ended December 31, 2024.
99.2	Audited Financial Information of Ga Mee Global Limited for the year ended December 31, 2023.
99.3	Audited Financial Information of Gamee Mobile s.r.o. for the year ended December 31, 2024.
99.4	Audited Financial Information of Gamee Mobile s.r.o. for the year ended December 31, 2023.
99.5	Unaudited Pro Forma Condensed Combined Financial Information of AlphaTON Capital Corp.
99.6	Press Release, dated March 19, 2026.

+	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.
*	Certain portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2026

ALPHATON CAPITAL CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer